Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 10, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten

Staff Attorney

Office of Technology

Re:	Rackspace Technology, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 18, 2020

CIK No. 0001810019

Dear Mr. Kauten:

On behalf of Rackspace Technology, Inc., a Delaware corporation (formerly known as Rackspace Corp., the “Company”), we confidentially submit in electronic form the Company’s response to comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 29, 2020 (the “Comment Letter”) for nonpublic review.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, publicly filed on July 10, 2020. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Capitalization, page 57

1.

Revise the as adjusted column to give effect to the repayment of debt with offering proceeds. Also, revise your disclosure on page 55 to quantify the amount of debt you expect to repay with the proceeds of the offering.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 58 and 60 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA Minus Capital Expenditures, page 93

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 10, 2020

2.

We refer to the revisions made in response to prior comment 8 and note that the Adjusted EBITDA Minus Capital Expenditures measure excludes charges that require cash settlement. Such charges cannot be excluded from non-GAAP liquidity measures per Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to ensure that your non-GAAP liquidity measure does not exclude charges or liabilities that required or will require cash settlement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment by removing Adjusted EBITDA Minus Capital Expenditures from the Registration Statement.

*             *             *

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Holly Windham

Rackspace Technology, Inc.

Michael Kaplan

Emily Roberts

Davis Polk & Wardwell LLP